[NetScout Systems, Inc. letterhead]

VIA EDGAR

February 8, 2008

Mark Kronforst

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc. (File No.: 000-26251)

SEC Comment Letter dated January 31, 2008

Dear Mr. Kronforst:

On behalf of NetScout Systems, Inc. (“NetScout”), we refer to the letter dated January 31, 2008 (the “Letter”) from you relating to NetScout’s Form 8-K/A, filed January 14, 2008. We request an extension to March 7, 2008 to provide responses to the Letter. This request is an extension to the original deadline of ten business days within the date of the Letter. We believe the additional time is required in order to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at (978) 614-4202.

Sincerely,

/s/ David P. Sommers

David P. Sommers

Chief Financial Officer

cc:	Miguel J. Vega, Esq.

Cooley Godward Kronish, LLP